UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*



                               Biovail Corporation
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    09067K106
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                                 (CUSIP Number)

                                  Eugene Melnyk
                               Biovail Corporation
                              7150 Mississauga Road
                           Mississauga, Ontario L5N8M5
                                     Canada
                                 (905) 286-3000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  August 26, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: An EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 09067K106
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Eugene Melnyk
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)     [ ]

                                                                  (b)     [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

              PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                         [ ]

              N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada
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               7    SOLE VOTING POWER

                          21,340,050
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   NUMBER OF   8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY             190,496
   OWNED BY    -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                21,340,050
     WITH      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          190,496
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,530,546
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.5%
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14   TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

     This Amendment No. 18 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004 and Amendment No. 17 thereto relating to the event date of August 12, 2004 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock"), of Biovail Corporation (the "Company"). The items amended hereby are amended and restated in their entirety. Except as amended by this Amendment No. 18, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 1. SECURITY AND ISSUER.

     This amendment relates to the Common Stock of the Company. The Company's principal office is located at 7150 Mississauga Road, Mississauga, Ontario L5N8M5, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

     This amendment is being filed by Eugene Melnyk, the Chairman of the Board and a director of the Company. The filing of this amendment shall not be construed as an admission that Mr. Melnyk is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported on herein except for the securities stated herein to be beneficially owned by Mr. Melnyk.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Melnyk has completed the acquisition of call options for an aggregate of 3,000,000 shares of Common Stock of the Company. Amendment No. 17 to Mr. Melnyk's Schedule 13D reported Mr. Melnyk's determination to acquire such call options and described the call options entered into by Mr. Melnyk through August 12, 2004. Schedule A hereto contains a description of the final terms of the call options entered into by Mr. Melnyk since August 12, 2004. The source of funds to pay the premiums on such call options is personal funds and borrowings of Mr. Melnyk.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of entering into call options is to provide Mr. Melnyk with the opportunity to maintain his position in the Company's Common Stock.

     Mr. Melnyk's acquisition of the securities of the Company was for the purpose of investment. However, Mr. Melnyk retains his right to acquire shares of Common Stock and to dispose of shares of Common Stock. In determining whether to purchase or dispose of shares of Common Stock, Mr. Melnyk intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to Mr. Melnyk, and developments with respect to general economic, monetary and stock market conditions.

     Except as otherwise described herein, Mr. Melnyk has no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4 (a) - (j) of Schedule 13D. However, in addition to the rights reserved above, Mr. Melnyk retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of August 26, 2004, Mr. Melnyk may be deemed to be the beneficial owner of 21,530,546 shares of Common Stock (including 19,842,350 shares that are owned directly by Mr. Melnyk, 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares held by Laura Melnyk (Mr. Melnyk's wife), and 1,402,600 shares which are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk), which constitute in the aggregate 13.5% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options granted pursuant to incentive plans of the Company to purchase 425,200 shares of Common Stock which are not exercisable within 60 days of the date of this amendment.

     In light of the fact that none of the call options described herein are exercisable within 60 days of the date of this amendment, none of the shares covered by such call options are beneficially owned by Mr. Melnyk.

     Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

     (b) Except as set forth in the next sentence, Mr. Melnyk has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by him. Mr. Melnyk shares with Laura Melnyk (his wife) the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially held by her.

     (c) Except as described herein, there were no transactions of Mr. Melnyk in the Common Stock since the filing of Amendment No. 17.

     (d) Except as set forth in Item 5(b) or in the succeeding sentences, Mr. Melnyk has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him. Certain of the shares of Common Stock have been pledged to a bank to secure lines of credit of up to US$7 million and up to US$10 million, respectively. Both of these credit facilities are available to Mr. Melnyk. Additional shares of Common Stock have been pledged to a bank to secure a personal guarantee given by Mr. Melnyk in the amount of C$10 million in connection with a credit facility for a company (unrelated to the Company) controlled by Mr. Melnyk. Certain of the shares of

Common Stock from time to time may be held in one or more securities accounts, the securities in which secure margin debt.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Sections 3 and 5(d).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        (a) Confirmation for call options.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2004

                                     /s/ Eugene Melnyk
                                     -------------------------------------------
                                     Eugene Melnyk